SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

WESTERN WIND ENERGY CORP.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

95988Q108
(CUSIP Number)

September 11, 2012
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)
☒    Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 95988Q108	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MMCAP International Inc. SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
As of September 11, 2012:  3,282,400 common shares and warrants exercisable up to 327,500 common shares
As of December 31, 2012:  4,055,400 common shares and warrants exercisable up to 327,500 common shares

OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH
As of September 11, 2012: 3,282,400 common shares and warrants exercisable up to 327,500 common shares
As of December 31, 2012:  4,055,400 common shares and warrants exercisable up to 327,500 common shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

As of September 11, 2012: 3,282,400 common shares and warrants exercisable up to 327,500 common shares
As of December 31, 2012:  4,055,400 common shares and warrants exercisable up to 327,500 common shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
As of September 11, 2012: 5.2504% As of December 31, 2012: 6.2813%
12	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 95988Q108	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MM Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
As of September 11, 2012: 3,282,400 common shares and warrants exercisable up to 327,500 common shares
As of December 31, 2012:  4,055,400 common shares and warrants exercisable up to 327,500 common shares

OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH
As of September 11, 2012: 3,282,400 common shares and warrants exercisable up to 327,500 common shares
As of December 31, 2012:  4,055,400 common shares and warrants exercisable up to 327,500 common shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

As of September 11, 2012: 3,282,400 common shares and warrants exercisable up to 327,500 common shares
As of December 31, 2012:  4,055,400 common shares and warrants exercisable up to 327,500 common shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
As of September 11, 2012: 5.2504% As of December 31, 2012: 6.2813%
12	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 95988Q108	13G	Page 4 of 6 Pages

Item 1 (a). Name of Issuer:

Western Wind Energy Corp.

Item 1 (b). Address of Issuer’s Principal Executive Offices:

Suite 1326, HSBC Building, 885 West Georgia Street
Vancouver, British Columbia V6C 3E8 Canada

Item 2 (a). Name of Person Filing:

i) MMCAP International Inc. SPC

ii) MM Asset Management Inc.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

i)  P. O. Box 32021 SMB, Admiral Financial Centre
    90 Fort Street
    Grand Cayman, Cayman Islands KY1-1208

ii) 120 Adelaide Street West, Suite 2601
    Toronto, Ontario M5H 1T1

Item 2 (c). Citizenship:

i) Cayman Islands
ii) Ontario, Canada

Item 2 (d). Title of Class of Securities:

Common Shares

Item 2 (e). CUSIP Number:

95988Q108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

CUSIP No. 95988Q108	13G	Page 5 of 6 Pages

☒	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)
Amount beneficially owned:

As of September 11, 2012:  3,282,400 common shares and warrants exercisable up to 327,500 common shares
As of December 31, 2012:   4,055,400 common shares and warrants exercisable up to 327,500 common shares

(b)	Percent of class: As of September 11, 2012: 5.2504% As of December 31, 2012: 6.2813%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)
Shared power to vote or to direct the vote:

As of September 11, 2012: 3,282,400 common shares and warrants exercisable up to 327,500 common shares
As of December 31, 2012:  4,055,400 common shares and warrants exercisable up to 327,500 common shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)
Shared power to dispose or to direct the disposition of:

As of September 11, 2012: 3,282,400 common shares and warrants exercisable up to 327,500 common shares
As of December 31, 2012:  4,055,400 common shares and warrants exercisable up to 327,500 common shares

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 95988Q108	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2013
(Date)

MMCAP International Inc. SPC
By: /s/ Matthew MacIsaac Matthew MacIsaac, Director

February 6, 2013
(Date)

MM Asset Management Inc.
By: /s/ Hillel Meltz Hillel Meltz, President